

April 23, 2021

Laurent Mercier
Chief Financial Officer
COTY INC.
350 Fifth Avenue
New York, NY 10118

> **Re: COTY INC.**
> **Form 10-K for the Fiscal Year-Ended June 30, 2020**
> **Form 8-K Filed February 9, 2020**
> **File No: 1-35964**

Dear Mr. Mercier:

We have reviewed your March 29, 2021, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2021, letter.

Form 10-K for the Fiscal Year Ended June 30, 2020

Note 5. Segment Reporting, page F-20

1. We note your response to comment 3 from our letter dated March 16, 2021. Please address the following:
    *   Provide us with additional details about your management structure and how your company is organized. Briefly explain the nature of the organizational and management changes that accompanied the change in your segment reporting. Please provide an organization chart that captures the CEO and Chief Commercial Officer's (CCO) direct reports to facilitate your explanations. Ensure you identify which of your two CCOs is your segment manager;
    *   Describe the roles and responsibilities of your CEO, your CCO, and other individuals reporting directly to your CEO;

- Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business;
- Explain how you determined that your CEO is your CODM. In this regard, we note from your response that your CCO is a single segment manager for your three operating segments who reports to the CODM with responsibility for operating activities, financial results, forecasts, and plans for the segments. With reference to ASC 280-10-50-5, please explain why your CCO is not your CODM or part of the CODM function. In your response, please compare and contrast the roles and responsibilities of your CEO and CCO, and identify and briefly describe the roles and responsibilities of other individuals reporting directly to your CCO;
- Tell us how often the CEO meets with her direct reports, what is typically discussed in those meetings, the financial information the CEO reviews in conjunction with those meetings, and identify other participants at those meetings;
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed and individuals that participate at each step, and the level at which the CEO makes changes to the budget; and
- Describe the basis for determining compensation for each individual that reports to the CEO.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, Jeanne Baker, Staff Accountant, at (202) 551-3691 or, Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences